Suite 1120, Cathedral Place,
925 West Georgia Street
Vancouver, British Columbia,
Canada V6C 3L2
Tel: (604) 687-6600
Toll Free: 1-888-411-GOLD
Fax: (604) 687-3932
Email: info@aurizon.com
www.aurizon.com
Toronto Stock Exchange Ticker Symbol ARZ NYSE MKT Ticker Symbol AZK U.S. Registration (File 001-31893) News Release Issue No. 25 - 2013

May 6, 2013
FOR IMMEDIATE RELEASE

Aurizon Reminds Shareholders of Election Deadline

Aurizon Mines Ltd. (TSX:ARZ)(NYSE MKT:AZK) (“Aurizon” or the “Company”) reminds its shareholders who wish to elect to receive cash in respect to some or all of their shares, in connection with the previously announced Plan of Arrangement involving Hecla Mining Company Ltd. (“Hecla”), and whose shares are registered in the name of a broker, investment dealer or other intermediary, to contact them and make their election in sufficient time to meet the deadline of 4:00 p.m. EDT on May 7, 2013. For those shareholders that have registered shares, they should duly complete, sign and return the Letter of Transmittal with accompanying share certificate(s) to Computershare Investor Services Inc.

In view of the potential for significantly different treatment of shareholders who file an election and those who do not, shareholders are urged to file an election. If an election is not made, the shareholders will be deemed to have elected to receive 0.9953 of a Hecla share in respect of each Aurizon share, subject to pro-ration. Hecla’s closing share price on May 3, 2013 was US$3.44 on the NYSE. The cash election consideration is $4.75 per share, subject to pro-ration.

All elections and deemed elections are subject to possible pro-ration pursuant to the terms of the Plan of Arrangement. The election deadline is subject to extension in accordance with the terms of the Plan of Arrangement.

Holders of Aurizon shares acquired after May 2, 2013 are not able to make an election and will therefore be deemed to have elected to receive share consideration, subject to pro-ration, due to the settlement date of the trade falling past the May 7, 2013 election deadline, unless the election deadline is extended.

How to Complete Transmittal Documentation

Instructions for Aurizon securityholders on how to elect the form of consideration they wish to receive under the Arrangement are included in the Proxy Circular that was mailed to securityholders on April 12, 2013 and filed with SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Copies of the Special Meeting materials relating to the Arrangement are also available on Aurizon's website at www.aurizon.com under the Hecla Agreement tab.

If you have any questions or require more information with regard to the procedures for completing your transmittal documentation, please contact Georgeson Shareholder Communications Canada Inc. by calling toll free in North America at 1-888-605-7616, calling collect from outside North America at 1-781-575-2422, or by email at askus@georgeson.com.

Special Meeting

The special meeting of the shareholders and optionholders of Aurizon to approve the Arrangement will be held on May 9, 2013 at The Vancouver Club, in the University Room, 3rd Floor, 915 West Hastings Street, Vancouver, BC, V6C 1C6 at 1:00 p.m. PDT.

News Release – May 6, 2013 Aurizon Reminds Shareholders of Election Deadline	Page 2

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions. Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE MKT under the symbol "AZK". Additional information on Aurizon and its properties is available on Aurizon's website at www.aurizon.com.

About Hecla

Established in 1891, Hecla believes it is the largest and lowest-cost primary silver producer in the U.S. The company has two operating mines and exploration properties in four world-class silver mining districts in the U.S. and Mexico. Additional information on Hecla and its properties is available on its website at http://hecla-mining.com.

Investor Contact:

Jennifer North, Manager Investor Relations

Aurizon Mines Ltd.

Investor Relations: jennifer.north@aurizon.com

Telephone: 604-687-6600 Fax: 604-687-3932

Toll Free: 1-888-411-GOLD (4653)

Email: info@aurizon.com Website: www.aurizon.com

Media Contact:

Longview Communications

Trevor Zeck (604) 694-6037

Information Agent:

Georgeson

Toll Free (North America):

1-888-605-7616

Outside North America Call Collect:

1-781-575-2422

Email: askus@georgeson.com